SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(a), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

(Amendment No. ___)*

Crumbs Bake Shop, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

228803102
(CUSIP Number)

Mark A. Fischer 1917 Cambridge Way Edmond, OK 73013 (405) 478-8770
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2013
(Date of Event which Requires Filing of this Statement)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No:  22880312
Schedule 13D

1.	NAMES OF REPORTING PERSONS Fischer Investments, L.L.C. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 20-5334163
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
	7.	SOLE VOTING POWER 1,800,000
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	8.	SHARED VOTING POWER 0
PERSON WITH	9.	SOLE DISPOSITIVE POWER 1,800,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,800,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.95%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 228803102
Schedule 13D

1.	NAMES OF REPORTING PERSONS Mark A. Fischer I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS 00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	7.	SOLE VOTING POWER 1,800,000
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	8.	SHARED VOTING POWER 0
PERSON WITH	9.	SOLE DISPOSITIVE POWER 1,800,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,800,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.95%
14.	TYPE OF REPORTING PERSON IN

Item 1.   Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.0001 per share (“Common Stock”) of Crumbs Bake Shop, Inc. (the “Issuer”) and is being filed on behalf of the Reporting Persons executing this Schedule 13D.  The address of the principal executive offices of the Issuer is 110 West 40th Street, Suite 2100, New York, NY.

Item 2.   Identity and Background

(a)-(c); (f) The names of the Reporting Persons filing this report are Mark A. Fischer, a United States citizen and Fischer Investments, L.L.C., an Oklahoma limited liability company. The residence and principal business address for the Reporting Persons is 1917 Cambridge Way, Edmond, OK 73013. Mark A. Fisher is a member of the board of directors and the chief executive officer of an oil and gas exploration company and the sole manager of Fischer Investments, L.L.C.

(d) Neither the Reporting persons, nor to the best of their knowledge, any of the Covered Persons, have, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither the reporting person, nor to the best of their knowledge, any Covered Person, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

The securities to which this statement relates were acquired by Fischer Investments, L.L.C. using cash at hand.

Item 4.   Purpose of Transaction.

Fischer Investments, L.L.C. acquired and continues to hold the Common Stock as a long-term investment.  An affiliate of Fischer Investments, L.L.C. has had communications with management of the Issuer with respect to providing the Issuer with debt financing.  Negotiations with respect to the debt financing may include rights for the affiliate to appoint a member to the Issuer’s Board of Directors.   Fischer Investments, L.L.C. or its affiliates may have additional conversations with the Issuer’s management to discuss ideas to improve the Issuer’s performance and enhance shareholder value.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, the Reporting Persons may in the future, from time to time, dispose of some or all of the securities of the Issuer beneficially owned by them and/or acquire additional securities of the Issuer, in the open market or otherwise, or take any other actions with respect to their investment in the Issuer permitted by law, including any and all actions set forth in  paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

(a)
Each of the Reporting Persons is a beneficial owner of 1,800,000 shares of Common Stock, which represents approximately 14.95% of the outstanding Common Stock.  All of the shares of Common Stock beneficially owned by the Reporting Persons are held of record by Fischer Investments, L. L. C., a limited liability company of which Mark A. Fischer is the sole manager.

(b)
Each of the Reporting Persons possesses sole power to vote or direct the vote and sole power to dispose or direct the disposition of all 1,800,000 shares of Common Stock beneficially owned by the Reporting Persons.

(c)
The following table details the transactions during the sixty days on or prior to the Reporting Date in the Common Stock, or securities convertible into, exercisable for or exchangeable for Common Stock, by the Reporting Person (each of which was effected in an ordinary brokerage transaction by Fischer Investments, L. L. C.).

Date	Transaction	Quantity	Price Per Share
19-Nov-13	Purchase	317,964	$0.9927
20-Nov-13	Purchase	20,400	$0.9900
21-Nov-13	Purchase	99,153	$1.0004
22-Nov-13	Purchase	62,483	$0.9924
22-Nov-13	Purchase	437,400	$0.9924
25-Nov-13	Purchase	72,762	$0.9923
26-Nov-13	Purchase	89,838	$0.9739
5-Dec-13	Purchase	84,869	$0.7823
6-Dec-13	Purchase	15,131	$0.7429

(d)	N/A

(e)	N/A

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

N/A

Item 7.   Materials to be Filed as Exhibits.

Exhibit 99                      Joint Filing Agreement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

December 30, 2013

MARK A. FISCHER
Mark A. Fischer

FISCHER INVESTMENTS, L.L.C.

By: MARK A. FISCHER
Mark A. Fischer, Manager